
June 3, 2024

Mark D. Gordon
Chief Executive Officer
Odyssey Marine Exploration, Inc.
205 S. Hoover Boulevard
Suite 210
Tampa, FL 33609

> **Re: Odyssey Marine Exploration, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 24, 2024**
> **File No. 333-279720**

Dear Mark D. Gordon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Purcell at 202-551-5351 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Doney